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                                 EXHIBIT 8.2.4.


MORGAN BEAUMONT TO ACQUIRE MTEL COMMUNICATIONS, INC.
Tuesday April 12, 2005 01:44 PM US Eastern Timezone

SARASOTA, Fla. - (PRNewswire-FirstCall) -- April 12, 2005 -- Morgan Beaumont, Inc., (OTCBB:MBEU - News) today announced it has signed a Letter of Intent (LOI) for an asset purchase of all telecommunications equipment, switches, services, routes, and customers of MTEL Communications, Inc. subject to Morgan Beaumont board approval. MTEL provides innovative services to its telecommunication customers that include termination to over 220 countries, pre-paid phone cards, Voice-Over-Internet-Protocol (VOIP) communications including IP phones, gateways and an easy to use IP phone program. The transaction is valued at $900,000 and consideration for the transaction will be approximately 22% cash and 78% in stock and performance payouts. The company anticipates a closing of the transaction as well as revenue contribution during the current quarter.

Cliff Wildes, CEO of Morgan Beaumont, stated, "We are very pleased to announce this strategic transaction as it positions Morgan Beaumont as the leader in integrating the vast pre-paid phone card market into the rapidly growing stored value and debit card markets. By acquiring these valuable assets, we believe we will be the low cost provider because we now own the switch, the technology, the servers, the routes, the licenses, as well as being the card issuer. The existing capacity of this equipment for pre-paid phone minutes on our cards and our competitor cards is in excess of $1 million per month in incremental revenue, and targets the same demographic that are buying our stored value product.

"Additionally, our management team has extensive experience in the telecommunications market and we believe the inclusion of owning a switch is one of the best tactical pathways to enhance our growth potential. The founder and president of MTEL, Michael Vazquez, will remain with the company and help develop and deploy our pre-paid card programs to the Hispanic community."

Vazquez added, "I have known the Morgan Beaumont management team for several years and believe the combination of the two companies gives us a tremendous competitive edge to the un-banked and credit challenged market. I see the stored value product as the way of the future."

Wildes continued, "Michael and MTEL have been a leader in providing pre-paid products and services to the Hispanic community for years and are highly thought of in the industry. The timing is excellent for this combination because of many factors, including the rapid growth of Morgan Beaumont, our leadership in technology development, our strategic relationships, national points of presence, our TPP, MSP and ISO licenses with major card issuers and banks, coupled with the growth of the Stored Value card industry. To our knowledge we know of no other Stored Value card issuer for MasterCard or VISA that owns its own telecommunication company and switch to provide end-to-end solutions of pre-paid products."

"Also, this acquisition is consistent with Morgan Beaumont's core business of offering products and services to the sub-prime market place. We are targeting the introduction of a new traditional pre-paid phone card and a PIN number issued card at selected Points of Purchase, or POPs, on our SIRE Network locations in the current quarter. We plan to introduce a 'reloadable' plastic pre-paid phone card that can be loaded at our SIRE Network POPs next quarter and release a reloadable ATM/Debit card and Hologram product in the following quarter. These four products will address the sub-prime consumers need for pre-paid phone, ATM debit, and those who would be using both.


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"Additional important information about MTEL includes: 1) MTEL has a 214 license as an International Carrier; 2) MTEL has signed contracts with Orbitel and Telecom in Colombia, Red Ip, Bestel in Mexico, Commnet in Panama and other international contracts; 3) MTEL has international 800 numbers in 35 countries where cards will be used as a pre-paid phone and debit card; 4) MTEL has a web site (http://www.mtel.biz ) where pre-paid phone cards and, in the future, debit cards can be purchased. We are extremely excited about this transaction and believe it opens the door to a large pool of potential new customers that use pre-paid phone cards," concluded Wildes.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Sarasota, Florida. The company is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed POS and PC based software that connects merchants with multiple Stored Value Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. Morgan Beaumont is a MasterCard Third Party Processor (TPP). The company also has a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com .

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected future prospects of our business, our outlook for earnings per share in 2004, statements about our outlook for internal revenue growth in 2004 and 2005, and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," " expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.


Contact:
Morgan Beaumont Inc., Sarasota
Erik Jensen, 941-753-2875 Ext. 2007

Ken Dennard, Managing Partner
DRG&E / 713-529-6600


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